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                              December 9, 2020

       Daniel J. Starck
       Chief Executive Officer
       Apria, Inc.
       7353 Company Drive
       Indianapolis, Indiana 46237

                                                        Re: Apria, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
4, 2020
                                                            CIK No. 0001735803

       Dear Mr. Starck:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Summary, page 1

   1. Please revise the prospectus to address the newly amended Items 101, 103 and 105 of
                                                        Regulation S-K. Refer
to Securities Act Release No. 33-10825,    Modernization of
                                                        Regulation S-K Items
101, 103, and 105    (Oct. 8, 2020). Please ensure you both revise
                                                        and supplement your
disclosure, as required.
       Our Organizational Structure, page 9

   2. We note the revised disclosure in response to comment 2 of our October 2, 2020 letter.
                                                        Please revise the
penultimate sentence to include the number of directors your Sponsor will designate. Also
revise to clarify that once the sponsor's ownership falls to between 5
 Daniel J. Starck
Apria, Inc.
December 9, 2020
Page 2
      and 10%, the sponsor will have a disproportionate number of designees on the board, as reflected in Paragraph 2.1 of the shareholder agreement, filed as exhibit
10.1 ("the lowest
      whole number . . . that is greater than 10% of the Total Number of Directors.").
Management's Discussion and Analysis
Key Performance Metrics, page 63

3. Please revise to provide a presentation of the comparable GAAP measure prior to your presentation of your Key Performance Metrics. Refer to Question 102.10 of Compliance
      and Disclosure Interpretations - Non-GAAP Measures.
       You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel J. Starck
                                                            Division of
Corporation Finance
Comapany NameApria, Inc.
                                                            Office of Life
Sciences
December 9, 2020 Page 2
cc:       Edgar Lewandowski, Esq.
FirstName LastName